                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                       Service Merchandise Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  817 587 108
                     ---------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following(s))

                               Page 1 of 5 Pages

                                                               13G/A
  CUSIP No.  817 587 108                                                                    Page 2 of 5 Pages



     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                  Raymond Zimmerman

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) / /

                   N/A                                                                                              (b) / /

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION


                     United States

     NUMBER OF       5    SOLE VOTING POWER

      SHARES
                                   6,692,023
   BENEFICIALLY
                     6    SHARED VOTING POWER
     OWNED BY

                                   566,280
       EACH          7    SOLE DISPOSITIVE POWER

     REPORTING
                                   6,692,023

      PERSON         8    SHARED DISPOSITIVE POWER

       WITH
                                   566,280

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     7,258,303
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                          X

     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                       7.3%

     12      TYPE OF REPORTING PERSON*


                     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


                                 SCHEDULE 13G/A

                                                                                     Description
                                                                                     -----------
Item 1(a).                   Name of Issuer:                           Service Merchandise Company, Inc.
                             --------------

Item 1(b).                   Address of Issuer's                       7100 Service Merchandise Drive
                             -------------------                       Brentwood, TN  37027
                             Principal Executive
                             -------------------
                             Offices:
                             -------

Item 2(a).                   Name of Person Filing:                    Raymond Zimmerman
                             ---------------------

Item 2(b).                   Address of Principal                      7100 Service Merchandise Drive
                             --------------------                      Brentwood, TN  37027
                             Business Office:
                             ---------------

Item 2(c).                   Citizenship:                              United States
                             -----------

Item 2(d).                   Title of Class                            Common stock, par value $.50 per share
                             --------------                            (the "Shares")
                             of Securities:
                             -------------

Item 2(e).                   CUSIP Number:                             817 587 108
                             ------------


Item 3.             This statement is not filed pursuant to either Rule 13d-1(b) or Rule 13d-2(b).

Item 4.             Ownership:
                    ---------

                              This Schedule 13G/A is filed to reflect ownership as a percentage of total number of outstanding shares as of December 31, 1995.



          (a)       Total Shares of Common Stock Beneficially Owned:

                                   5,189,390  (1)(2)
                                   1,502,633  (3)
                                     566,280  (4)
                                     -------
                                   7,258,303

          (b)       Percent of Class:  7.3%

          (c)       Sole Voting Power:  6,692,023(5)

          (d)       Sharing Voting Power:  566,280

          (e)       Sole Power to Dispose:  6,692,023(5)

          (f)       Shared Power to Dispose:  566,280

                                                               Page 4 of 5 Pages



-------------------

          (1) Includes currently exercisable options to purchase 661,875 Shares and 14,207 Shares held by the trustee under the Service Merchandise Savings and Investment Plan. Does not include Shares referred to in notes (3) or (4).

          (2) In 1990, The Service Merchandise Foundation, a private charitable foundation (the "Foundation"), was formed, and thereafter, the Internal Revenue Service approved the Foundation's application for tax-exempt status. As a charitable contribution, on October 15, 1990, the Company granted the Foundation an option to purchase 1,875,000 Shares at $2.20 per Share, the market price at that time. The option is exercisable in whole or in part from the date of its grant until October 15, 2000. Under applicable Internal Revenue Service rulings, the stock option may not be exercised directly by the Foundation. The Foundation may sell all or a part of the option to other not-for-profit third parties which may then in turn exercise the option directly. The Trustee of the Foundation is Raymond Zimmerman, and the members of the Trust Committee (the "Committee") administering the Foundation are Raymond Zimmerman, Harold Roitenberg and Joel Gordon, who may be deemed to control the disposition of the option by virtue of their power to decide to whom to sell such options. Each of the members of the Committee disclaims beneficial ownership of the Shares issuable upon exercises of the option, and Shares subject to the option are not included in the indicated number of Shares beneficially owned by Raymond Zimmerman.

          (3) Represents 1,045,696 Shares owned of record by Raymond Zimmerman as trustee for five nieces and 456,967 Shares as to which Mr. Zimmerman is the trustee under the Will of Mary K. Zimmerman.

          (4) Represents 405,000 Shares owned of record by the Raymond Zimmerman Family Foundation and 161,280 Shares owned of record by the Zimmerman Foundation.

          (5)    Includes currently exercisable options to purchase 661,875
                 Shares.

--------------------

Item 5.   Ownership of Five Percent or Less of a Class:

                          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

                          Not applicable.

                          Certain persons other than Raymond Zimmerman have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,068,913 Shares, but no such other person's interest related to more than 5% of the Shares outstanding as of December 31, 1995.

                                                               Page 5 of 5 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                          Not applicable.

Item 8.   Identification and Classification of Members of the Group:

                          Not applicable.

Item 9.   Notice of Dissolution of Group:

                          Not applicable.

Item 10.  Certification:

                          Not applicable.




                                   SIGNATURE


          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct as of this 9th day of February, 1996.



                                        /s/ Raymond Zimmerman
                                        ----------------------------------
                                        Raymond Zimmerman, Chairman of the
                                        Board and Chief Executive Officer,
                                        Service Merchandise Company, Inc.